UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              Amendment No. 8

                                    to


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934

                      Allstate Financial Corporation
                             (Name of Issuer)

                         Common Stock, No par value
                      (Title of Class of Securities)


                                02001110
                               (CUSIP Number)


                              David P. Levin
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022

                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                               May 16, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:

                            Page 1 of 7 pages

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                                SCHEDULE 13D

CUSIP No.   02001110                           Page 2 of 7 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SCOGGIN CAPITAL MANAGEMENT, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         WC
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      405,500 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              405,500 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,500 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.07% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE
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                                SCHEDULE 13D

CUSIP No.   02001110                           Page 3 of 7 Pages
_________________________________________________________________
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SELIG PARTNERS, L.P.
 ________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP                                         (a) /_/
                                                  (b) SEE ITEM 5
________________________________________________________________
3)  SEC USE ONLY

________________________________________________________________
4)  SOURCE OF FUNDS

         WC
 ________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   /_/
 ________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
________________________________________________________________
                 7)   SOLE VOTING POWER
                      41,700 (See Item 5)
    NUMBER       _______________________________________________
    OF           8)   SHARED VOTING POWER
    SHARES            Not Applicable
    BENEFICIALLY _______________________________________________
    OWNED BY     9)   SOLE DISPOSITIVE POWER
    EACH              41,700 (See Item 5)
    REPORTING    _______________________________________________
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              Not Applicable
________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,700 (See Item 5)
________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         /_/
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.3% (See Item 5)
________________________________________________________________
14) TYPE OF REPORTING PERSON
         PN
________________________________________________________________

PAGE
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                       Amendment No. 8 to Schedule 13D


        This Statement amends the Schedule 13D, dated April 6, 1994, as amended by Amendment No. 1, dated May 20, 1994, Amendment No. 2, dated December 15, 1994, Amendment No. 3, dated December 21, 1994, Amendment No. 4, dated December 28, 1994, Amendment No. 5, dated January 31, 1995, Amendment No.
6, dated February 9, 1995 and Amendment No. 7, dated May 12, 1995 (the "Schedule 13D"), filed by Scoggin Capital Management, L.P. and Selig Partners, L.P. (the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Allstate Financial Corporation, a Virginia corporation (the "Company"). Notwithstanding this Amendment No. 8, the Schedule 13D speaks as of its respective dates.

I. Item 4 of the Schedule 13D, "Purpose of the Transaction," is hereby amended by adding the following:

          "As previously disclosed, the Reporting Persons intend to solicit proxies to elect a slate of nominees in opposition to management's nominees at the Company's 1995 annual meeting of shareholders. Accordingly, on May 16, 1995, the Reporting Persons filed preliminary proxy materials (the "Preliminary Proxy Materials") with the Commission. As set forth in the Preliminary Proxy Materials, the nominees of the Reporting Persons would be committed to a program of maximizing shareholder value, reducing management compensation and eliminating all future related party dealings (such as loans, leases and sales or purchases of assets) between the Company and its officers, directors and major shareholders. If elected, the nominees of the Reporting Persons would seek to aggressively pursue the sale of the Company, but, if such a sale is not feasible on economically acceptable terms, the nominees of the Reporting Persons would, among other things, aggressively review other options to maximize shareholder value through a stock repurchase program and/or special dividend or distribution when the Company's financial position permits. A copy of the Preliminary Proxy Materials is annexed as Exhibit 3 to this Schedule 13D.

          The Company has announced that it is postponing the 1995 annual meeting in order to allow the Company and its financial advisor to review and evaluate several tentative offers received by the Company to purchase all or a substantial portion of the Company's assets. The Reporting Persons intend to monitor closely developments at the Company in this regard."


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II.  Item 7 of the Schedule 13D, "Material to be Filed as
     Exhibits," is hereby amended by adding the following:

"Exhibit 3     Preliminary Proxy Materials filed with the
               Commission"























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  May 17, 1995


                   SCOGGIN CAPITAL MANAGEMENT, L.P.

                   By:  Craig Effron, President of
                        Scoggin Inc., the general partner of S&E
                        Partners L.P., the general partner of
                        Scoggin Capital Management, L.P.



                         /s/ Craig Effron

                        Name:  Craig Effron
























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                                  SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  May 17, 1995



                        SELIG PARTNERS, L.P.


                        By:  Timothy S. Mullen, the sole general
                             partner of Selig Partners, L.P.


                              /s/ Timothy S. Mullen

                             Name:  Timothy S. Mullen
























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